March 13, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ivan Griswold
Jan Woo

Re:	Talend S.A. Registration Statement on Form F-1 (File No. 333-216493)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that on the date hereof, approximately 3,090 copies of the Preliminary Prospectus dated March 13, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Wednesday, March 15, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.

As representatives of the Underwriters

Goldman, Sachs & Co.

By:	/s/ William D. Connolly III
Name:	William D. Connolly III
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Lucy Wang
Name:	Lucy Wang
Title:	Executive Director

Barclays Capital Inc.

By:	/s/ Carl Chiou
Name:	Carl Chiou
Title:	Managing Director

SIGNATURE PAGE TO UWS ACCELERATION REQUEST